Filed by: International Paper Company

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Smurfit Kappa Group Plc

Subject Company Commission File No.: 333-178633

Date: March 26, 2018

International Paper Company

Revised Proposal to Acquire Smurfit Kappa Conference Call Transcript

March 26, 2018 at 8:00 a.m. EST

Corporate Participants:

Mark Sutton, Chairman and CEO

Guillermo Gutierrez, Vice President, Investor Relations

The following is a transcript of an investor presentation that was given by International Paper

Company on March 26, 2018.

Guillermo Gutierrez

Hello everyone and thank you for listening to International Paper’s recorded webcast and presentation. Our featured speaker is Mark Sutton, Chairman and Chief Executive Officer. There is important information, including certain legal disclaimers, at the beginning of the presentation slides that you should take time to read. For example, during this presentation we will make forward looking statements that are subject to risks and uncertainties. These are outlined at the beginning of the presentation slides. Also as noted, we will present certain non-U.S. GAAP financial information; a reconciliation of those figures to U.S. GAAP financial measures is available on our website. Finally, I would like to point out that International Paper’s proposal for Smurfit Kappa is governed by the Irish Takeover Rules. Under the Irish Takeover Rules, International Paper management is prohibited from discussing any material information or significant new opinion which has not been publically announced. Any person interested in shares in International Paper or Smurfit Kappa is encouraged to consult his or her professional advisor. I will now turn it over to Mark Sutton…

Mark Sutton

Thanks Guillermo. And thanks to everyone for taking time to listen to our presentation. Earlier today we shared our revised proposal to acquire Smurfit Kappa. Let me just say that we’ve followed and admired Smurfit Kappa for many years as they’ve grown from a family business to a public company and a leader in corrugated packaging. Our companies share many core values and beliefs, including our views on safety, ethics, environmental stewardship and shareholder value.

We are confident that this combination is highly complementary and has compelling strategic and financial rationale. This combination will generate synergies of at least $450 million dollars and create additional value for the combined group’s shareholders as we build the premier global corrugated packaging company.

International Paper believes our revised proposal provides the best immediate and long-term value for Smurfit Kappa shareholders. We also reiterate our commitment to IP’s shareholders to remain disciplined and to achieve our stated financial objectives for value creation.

The combined company would be earnings per share and free cash flow accretive in the first full year and return on invested capital would exceed International Paper’s weighted average cost of capital by the third year.

Again, we approached Smurfit Kappa because we believe there is a compelling strategic and financial logic for a combination.

We are making today’s announcement after a series of unsuccessful attempts to engage with them and following Smurfit Kappa’s rejection of our revised proposal.

We believe our revised proposal is responsive to the views of Smurfit Kappa shareholders and provides a sound basis upon which to secure a recommendation from Smurfit Kappa’s Board. Ultimately, we remain interested in working with Smurfit Kappa toward a mutually beneficial combination.

I want to take a few minutes to share with you the strategic logic of this combination, which we see as very compelling given the highly complementary fit of International Paper and Smurfit Kappa. This combination would strengthen advantaged positions across Europe and the Americas which is where 70% of the global profitability in corrugated packaging is generated, this is outlined on slide 15 in the appendix. These large packaging markets are also growing at attractive rates and are underpinned by the strong secular trends in key segments like e-commerce and discount retail, as well as the broader trend of corrugated as the preferred sustainable packaging solution. I’d also note that these trends are at various stages of early maturity in each of the respective regions.

For our customers, this combination would create a global corrugated packaging platform that would enable IP to deliver superior solutions to serve local and global customers through best-in-class commercial and innovation capabilities.

Combining these two businesses would result in a leading global containerboard position which would provide significant opportunities for optimization of integration, mill-to-box plant sourcing and broader containerboard trade flows.

And finally, the combination of these highly-capable and experienced teams that operate with very similar core values would enable the business to deliver superior results to all stakeholders moving forward.

All in, the combination of these two highly complementary businesses creates a global platform that has great potential for long-term value creation.

Taking a closer look at the combined system, the business would have 19 million metric tons of containerboard globally (and 20 million if you include our Ilim joint venture in Russia). This includes 14 million metric tons in the Americas, of which 60% is kraftliner and 40% is recycled. The majority of the capacity in the Americas is IP’s.

In Europe the combined system would have 5 million metric tons, of which 30% is kraftliner and 70% is recycled. The majority of the capacity in Europe is Smurfit Kappa’s.

Within kraftliner we also see significant opportunity to optimize integration and mill-to-box plant sourcing across the Americas and Europe.

You will also notice that Europe is primarily a recycled market. Smurfit Kappa is advantaged regionally through an expansive mill foot print, access to OCC and box plant integration. IP’s Madrid Mill conversion, which is scheduled to start-up in the second quarter, would complement this network with lightweight, high performance recycled containerboard.

The combined mill system in the Americas and Europe would be accompanied by a strong network of approximately 400 box plants to serve regional and global customers.

Overall, the two systems are highly complementary and advantaged in their respective markets.

Slide 9 illustrates the combined packaging footprint across Europe and the Americas. Across the two systems, there are well-positioned, quality assets with advantaged positions in Europe and the Americas. So again, the two systems are highly complementary globally, which provides a significant opportunity to optimize integration, mill-to-box plant sourcing and cross-regional trade flows.

Taking a closer look at Europe, Smurfit Kappa has access to low-cost recovered fiber through a network of recycling centers in close proximity to high-consumption metropolitan areas and containerboard mills, along with a strong regional network of box plants. These positions provide the capability and scale to service a full range of customers including e-commerce, shelf ready packaging, fresh fruit and produce, protein and industrial products.

In the Americas, Smurfit Kappa’s network in the US and Mexico is a great fit with IP’s extensive and advantaged network, which would enable the combined business to optimize integration and containerboard sourcing.

At a high level, this combination would create a premier network in global kraftliner, regional recycled containerboard and local box capabilities across the three most attractive regions with access to low-cost, sustainable fiber for kraftliner and recycled containerboard.

We’ve identified significant value-creating opportunities with at least $450 million dollars in cost synergies.

Sourcing and supply chain savings represents approximately 50% of the synergies. These include cost efficiencies from the combined scale and improved sourcing of key consumables such as wood and recovered fiber. We also anticipate benefits of a more integrated model and cost savings from optimizing mill to box plant sourcing with improved geographic coverage across the combined system.

Operations execution represents another 30% of the expected cost synergies which would be generated through the application of systems and best practices across the combined footprint, production consolidation and other productivity gains.

And lastly, sales and general administrative expenses and other corporate savings is expected to generate approximately 20% of the synergies through the reduction of duplicate costs across the combined business.

In addition, significant further value may be realized through revenue and commercial synergies that have not been quantified for reporting under Irish Takeover Rules at this time. I also want to point out that we’ve undertaken a robust analysis of the synergies as reported in the Merger Benefits Statement that accompanies our announcement.

Before moving on I want to reference our proven track record of successful integrations, which is reflected in slide 19 in the appendix. This track record would be further strengthened by the combination of two highly capable teams.

We believe our revised proposal is attractive to both sets of shareholders. Smurfit Kappa’s shareholders will benefit from an attractive premium, with a combination of cash up front and an opportunity to participate in the future value creation of the combined business. International Paper’s shareholders will benefit from the significant synergies with our successful track-record of integration and disciplined financial approach.

The revised proposal meets International Paper’s clearly defined financial objectives. The combined company would be earnings per share and free cash flow accretive in the first full year and return on invested capital would exceed International Paper’s weighted average cost of capital by the third year.

The revised proposal is also aligned with our capital allocation priorities. While we speak about our balanced use of cash – it all starts with strong cash from operations. And again, the revised proposal enhances free cash flow for the combined business in the first year.

With that said, we are fully committed to our dividend policy for a competitive and sustainable dividend with a target range of 40% to 50% of free cash flow that increases with financial performance.

We are also committed to a strong balance sheet and an investment grade credit rating. We have an established track record of maintaining an investment grade balance sheet with rapid deleveraging following large-scale acquisitions. So although the acquisition of Smurfit Kappa would increase our leverage in the short term, we expect to de-lever rapidly post-completion.

Our strategy is to create long-term value in fiber-based packaging, pulp and paper markets. We establish advantaged positions in attractive markets with low-cost systems near sustainable fiber sources. We provide differentiated and innovative solutions to the right markets and customers. As a result we generate strong free cash flow and returns above our cost of capital.

The combination of International Paper and Smurfit Kappa is fully aligned with this framework and we are confident that this combination is highly complementary and will create value for all stakeholders.

We believe our revised proposal is responsive to the views of Smurfit Kappa shareholders and provides a sound basis upon which to secure a recommendation from their board. Ultimately, we remain interested in working with Smurfit Kappa toward a mutually beneficial combination to build the premier global corrugated packaging company.

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No offer or solicitation

This transcript is provided for informational purposes only and is not intended to and does not constitute an offer to subscribe for or purchase nor a solicitation of an offer to sell or the solicitation of any vote or approval in any jurisdiction in respect of, shares of International Paper Company (“International Paper“ or “IP”) or Smurfit Kappa Group plc (“Smurfit Kappa”). Further to the announcement by IP on 6 March 2018 of its possible offer to acquire the entire issued and to be issued share capital of Smurfit Kappa (the “Possible Offer”): (i) any offer for Smurfit Kappa would, if it is proposed to implement the offer by way of a scheme of arrangement, be made pursuant to the terms of a circular to be issued by Smurfit Kappa to its shareholders in due course setting out the terms and conditions of the offer, including details of how to vote in respect of the offer (“Circular”) or, in the event that IP determines to conduct the acquisition pursuant to a takeover offer, be made pursuant to the terms of a takeover offer document to be despatched by IP to Smurfit Kappa shareholders in due course setting out the terms and conditions of the offer, including details of how to accept the offer (“Takeover Offer Document”); and (ii) if an offer is made, IP may, to the extent required, publish a prospectus for the purposes of EU Directive 2003/71/EC (together with any applicable implementing measures in any Member State, the “Prospectus Directive”) in relation to shares which will be issued by it in connection with the offer (“Prospectus”). Any decision in respect of, or in response to, the Possible Offer or any subsequent offer should be made only on the basis of the information in a Circular (or Takeover Offer Document, if appropriate) and Prospectus issued for the purpose of such offer. Investors are advised to read any such Circular (or Takeover Offer Document, if appropriate) and Prospectus carefully.

This transcript is not intended to and does not constitute a prospectus for the purposes of the Prospectus Directive. Accordingly, investors should not subscribe for, or purchase, any securities referred to in this transcript except on the basis of the information to be contained in the Prospectus, which, if published, will be prepared in accordance with the Prospectus Directive.

Copies of the Prospectus, if published, will be available from IP’s website at (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal/).

Restrictions on certain information under the Irish Takeover Rules

Smurfit Kappa is a company subject to the jurisdiction of the Irish Takeover Panel Act, 1997, Takeover Rules 2013 (“Irish Takeover Rules”). Under the Irish Takeover Rules, IP management is prohibited from discussing any material information or significant new opinions which have not been publicly announced. Any person interested in securities of Smurfit Kappa or IP is encouraged to consult their professional advisers.

Statements required by the Irish Takeover Rules

The directors of IP accept responsibility for the information contained in this transcript, save that the only responsibility accepted by the Directors of IP in respect of the information in this transcript relating to Smurfit Kappa, the Smurfit Kappa group, the Smurfit Kappa board and persons connected with them, which has been compiled from published sources, has been to ensure that such information has been correctly and fairly reproduced or presented (and no steps have been taken by the Directors of IP to verify such information). To the best of their knowledge and belief (having taken all reasonable care to ensure that such is the case), the information contained in this transcript for which they accept responsibility is in accordance with the facts and does not omit anything likely to affect the import of such information.

Disclosure requirements of the Irish Takeover Rules

Under the provisions of Rule 8.3 of the Irish Takeover Rules, if any person is, or becomes, “interested” (directly or indirectly) in, 1% or more of any class of “relevant securities” of Smurfit Kappa or IP, all “dealings” in any “relevant securities” of Smurfit Kappa or IP (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30pm (Irish/UK time) in respect of “relevant securities” of Smurfit Kappa and 3.30pm (New York time) in respect of “relevant securities” of IP on the “business” day following the date of the relevant transaction. This requirement will continue until the “offer period” ends. If two or more persons co-operate on the basis of any agreement, either express or tacit, either oral or written, to acquire an “interest” in “relevant securities” of Smurfit Kappa or IP, they will be deemed to be a single person for the purposes of Rule 8.3 of the Irish Takeover Rules.

Under the provisions of Rule 8.1 of the Irish Takeover Rules, all “dealings” in “relevant securities” of Smurfit Kappa by IP or “relevant securities” of IP by Smurfit Kappa, or by any party “acting in concert” with either of them, must also be disclosed by no later than 12 noon (Irish/UK time) in respect of “relevant securities” of Smurfit Kappa and 12 noon (New York time) in respect of “relevant securities” of IP on the “business” day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, can be found on the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie.

“Interests in securities” arise, in summary, when a person has a long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue off any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Irish Takeover Rules, which can also be found on the Irish Takeover Panel’s website. If you are in any doubt as to whether or not you are required to disclose dealings under Rule 8, please consult with the Irish Takeover Panel’s website at www.irishtakeoverpanel.ie or contact the Irish Takeover Panel by telephone on +353 1 678 9020.

No profit forecast / asset valuations

No statement in this transcript is intended to constitute a profit forecast for any period nor should any statements be interpreted to mean that profits and/or or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods for IP or Smurfit Kappa as appropriate. No statement in this transcript constitutes an asset valuation.

The statements that the Revised Proposal meets IP’s objectives for the combined company of earnings per share accretion in the first full year, free cash flow enhancement in the first full year and return on invested capital exceeding IP’s weighted average cost of capital by the third year are not, nor should they be construed as, profit forecasts for the purposes of the Irish Takeover Rules and should not be interpreted to mean that profits and/or earnings per share will necessarily be greater or lesser than those for the relevant preceding financial periods. The statements are not, nor should they be construed as, estimates of the anticipated financial effects of the Revised Proposal, if completed, and accordingly have not been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules. No quantification of the level of accretion, free cash flow enhancement, return on invested capital or weighted average cost of capital has been provided by IP, nor has any base figure against which such accretion, free cash flow enhancement, return on invested capital or weighted average cost of capital may be determined been provided.

Forward-looking statements

Certain statements in this transcript may be considered forward-looking statements. Words such as “expects”, “anticipates”, “estimates” and similar expressions identify forward-looking statements. The forward-looking statements include, but are not limited to, information regarding the ability of IP to complete the transaction, the estimated and anticipated impact of the transaction on IP’s future results of operations (including earnings per share, free cash flow), return on investment, cost of capital, estimated synergies, credit ratings, costs, opportunity for growth, nature of the combined company, leverage ratios, and dividends. These statements reflect management’s current views and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in these statements. Factors which could cause actual results to differ include but are not limited to: (i) the level of indebtedness and changes in interest rates; (ii) industry conditions, including but not limited to changes in the cost or availability of raw materials, energy and transportation costs, competition faced, cyclicality and changes in consumer preferences, demand and pricing for IP products; (iii) global economic conditions and political changes, including but not limited to the impairment of financial institutions, changes in currency exchange rates, credit ratings issued by recognized credit rating organizations, the amount of future pension funding obligation, changes in tax laws and pension and health care costs; (iv) unanticipated expenditures related to the cost of compliance with existing and new environmental and other governmental regulations and to actual or potential litigation; (v) whether IP experiences a material disruption at one of its manufacturing facilities; (vi) risks inherent in conducting business through joint ventures; (vii) ability to achieve the benefits expected from strategic acquisitions, divestitures and restructurings; (viii) the outcome of consultations with employees required by applicable law; and (ix) other factors that can be found in IP’s press releases and U.S. Securities and Exchange Commission (the “SEC”) filings. These and other factors that could cause or contribute to actual results differing materially from such forward-looking statements are discussed in greater detail in IP’s SEC filings. IP undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

Merger benefit statement

There are various material assumptions underlying the statement that IP expects that the acquisition of Smurfit Kappa will result in total run-rate pre-tax operating synergies of at least $450 million by the end of the fourth year following completion (the “Merger Benefits Statement”), which may result in the value of the Merger Benefits Statement being materially greater or less than estimated. The Merger Benefits Statement should therefore be read in conjunction with the key assumptions underlying the statement which are set out in Part A of Appendix I to IP’s announcement pursuant to Rule 2.4 of the Irish Takeover Rules on 26 March 2018 (the “Revised Proposal Announcement”).

The Merger Benefits Statement is not, and should not be construed as, a profit forecast or interpreted to mean that the combined profits and/or earnings per share of IP and Smurfit Kappa in in the first full year following the transaction, or in any subsequent period would necessarily match or be greater than or less than those of IP and/or Smurfit Kappa for the relevant preceding financial period or any other period.

The Merger Benefits Statement has been reported on for the purposes of Rule 19.3(b)(ii) of the Irish Takeover Rules by Deloitte LLP, IP’s reporting accountants, and by Deutsche Bank AG, London Branch, IP’s financial adviser. Copies of their respective reports are included in Part B and Part C of Appendix I of the Revised Proposal Announcement.

Publication on website

Pursuant to Rule 19.9 of the Irish Takeover Rules, this transcript will be made available (including to IP’s employees) on IP’s website (http://investor.internationalpaper.com/investor-relations/Smurfit-Kappa-Proposal).

Neither the contents of IP’s website, nor the contents of any other website accessible from hyperlinks on such websites, is incorporated herein or forms part of this transcript.

Statements Relating to Non-GAAP Measures

During the course of this transcript, certain non U.S. GAAP financial measures are presented, such as Adjusted Operating EPS, Adjusted EBIT, Adjusted EBITDA, Adjusted EBITDA Margin, Free Cash Flow and Adjusted ROIC. A reconciliation of all presented non-GAAP measures (and their components) to U.S. GAAP financial measures is available on the company’s website at internationalpaper.com under Performance/Investors.

Employee consultation

No potential options, proposals, analysis and costings in this transcript are, or should be deemed to be, an indication that any decision has been made to implement any course of action that could affect employees. No final decisions will be made until legally required employee consultation has concluded.

Important Additional Information

In connection with a potential acquisition by International Paper of Smurfit Kappa that is carried out by way of a scheme of arrangement (“Scheme”), the new International Paper shares to be issued to Smurfit Kappa shareholders under the terms of the Scheme have not been, and will not be, registered under the U.S. Securities Act of 1933 or under the securities laws of any state, district or other jurisdiction of the United States. It is expected that the new International Paper shares would be issued in reliance upon the exemption from the registration requirements of the U.S. Securities Act of 1933 provided by Section 3(a)(10) thereof. Nothing in this transcript should be construed as meaning that the potential acquisition will be carried out by a scheme of arrangement, or at all.

In the event that a Scheme does not qualify (or International Paper otherwise elects pursuant to its right to proceed with the transaction in a manner that does not qualify) for an exemption from the registration requirements of the U.S. Securities Act of 1933, International Paper would expect to register the offer and sale of the securities it would issue to Smurfit Kappa’s shareholders by filing with the SEC a registration statement on Form S-4 (the “Registration Statement”), which would contain the Prospectus, as well as other relevant materials (the “Tender Offer Documents”). No such materials have yet been filed. This communication is not a substitute for any Registration Statement or Prospectus that International Paper may file with the SEC.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE TENDER OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT INTERNATIONAL PAPER OR SMURFIT KAPPA HAS FILED OR MAY FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED ACQUISITION.

The information contained in this document must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. International Paper does not accept any responsibility for any violation by any person of any such restrictions. The Tender Offer Documents and other documents referred to above, if filed or furnished by International Paper with the SEC, as applicable, will be available free of charge at the SEC’s website (www.sec.gov) or by writing to International Paper, 6400 Poplar Ave Memphis, TN 38197, United States.